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                               October 17, 2023

       Morgan Callagy
       Co-Chief Executive Officer
       Revelstone Capital Acquisition Corp.
       14350 Myford Road
       Irvine, CA 92692

                                                        Re: Revelstone Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 27,
2023
                                                            File No. 333-274049

       Dear Morgan Callagy:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2023 letter.

       Amendment No. 1 to Form S-4 filed on September 27, 2023

       Merger Consideration; Earnout Consideration, page 22

   1. We note your response to prior comment 8, and your revised disclosure that the Closing
                                                        Adjustment will only be
used to issue more or less shares of Revelstone Common Stock, as the case may be,
calculated using the Reference Price, if the Closing Debt is less or more than $14,970,000,
respectively. Please revise to clarify whether the issuance of any such shares would be in
addition to the 5,703,000 shares of Class A common stock
                                                        referenced in this
section. If so, please revise to quantify such additional shares and tell us whether you intend to
register the issuance of such shares under the Securities Act.
 Morgan Callagy
FirstName
RevelstoneLastNameMorgan     Callagy
           Capital Acquisition Corp.
Comapany
October 17,NameRevelstone
            2023            Capital Acquisition Corp.
October
Page 2 17, 2023 Page 2
FirstName LastName
Treatment of Convertible Notes, page 23

2. We note your response to prior comment 9. Please disclose the number of shares of common stock that may be issuable under the SJ Fund Convertible Note, and how such amount is determined.
Risks Related to Revelstone, page 62

3. We note your response to prior comment 17. Please revise your disclosure to discuss whether your waiver of the corporate opportunities doctrine in your existing charter impacted your search for an acquisition target. In addition, we note your disclosure that the proposed Amended Charter waives any interest or expectancy of the Combined
         Company in, or in being offered an opportunity to participate in, any Excluded
         Opportunity. However, this does not appear to be consistent with the proposed amended charter set forth in Annex B, or your disclosures regarding the proposal to eliminate the current limitations in place on the corporate opportunity doctrine. Please revise.
We may be deemed a "foreign person" under the regulations relating to CFIUS, page 66

4. We note your response to prior comment 19, and your disclosure that you do not believe that any of your current officers or your Sponsor constitutes a
foreign person    under
         CFIUS rules and regulations. With a view toward disclosure, please also tell us whether anyone or any other entity associated with or otherwise involved in the transaction, such as Set Jet, Inc., is, is controlled by, or has substantial ties with a non-U.S. person.
Background of the Business Combination, page 90

5. We note your response to prior comment 22 and your disclosure on page 91 that in June of
         2022, Bank of America advised Revelstone that they were withdrawing as advisor and that they waive any future entitlement to $4,042,500 as deferred
underwriters    fee. Please
         tell us whether Bank of America was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement. In addition, please disclose whether Bank of America assisted in the
         preparation or review of any materials reviewed by Revelstone   s
board of directors or
         management and whether Bank of America has withdrawn its association with those materials and notified Revelstone of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Bank of
         America   s resignation indicates it is not willing to have the
liability associated with such
         work in this transaction.
6. Please provide us with any correspondence between Bank of America and Revelstone
         relating to the firm   s resignation. In addition, please provide us
with the engagement
         letter between Revelstone and Bank of America. Please disclose any ongoing obligations of Revelstone pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and
 Morgan Callagy
FirstName
RevelstoneLastNameMorgan     Callagy
           Capital Acquisition Corp.
Comapany
October 17,NameRevelstone
            2023            Capital Acquisition Corp.
October
Page 3 17, 2023 Page 3
FirstName LastName
         discuss the impacts of those obligations on Revelstone in the registration statement.
7. Please provide us with a letter from Bank of America stating whether it agrees with the statements made in your prospectus related to their withdrawal and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Bank of America and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Bank of
         America does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Bank of America refused to discuss the reasons for its withdrawal and forfeiture of fees, if applicable, with management. Clarify whether Bank of America performed substantially all the work to earn its fees.
8. Please discuss the potential impact on the transaction related to the resignation of Bank of
         America.
Certain Material U.S. Federal Income Tax Consequences of the Business Combination to U.S.
Holders of Set Jet Common Stock, page 131

9. We note your response to prior comment 19, and your disclosure that Snell & Wilmer
         L.L.P. has delivered an opinion that the Business Combination
should    qualify as a
            reorganization    within the meaning of Section 368(a) of the Code.
If the opinion is
         subject to uncertainty, please obtain and file a revised tax opinion that explains the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal
         Bulletin No. 19, Legality and Tax Opinions in Registered Offerings. Non-GAAP Financial Measure - Adjusted EBITDA Loss, page 181

10. We have read your response to prior comment 37. Refer to your disclosure on page 181
         that states,    Pre-operating costs are associated with pandemic
delays in FAA certifications
         of aircraft and vendor delays in refurbishing and releasing aircraft for member charters.
         For each period presented, quantify for us the pre-operating costs, as follows:

                Costs related specifically to pandemic related delays in FAA certifications of aircraft,
              and
                Costs related to vendor delays in refurbishing and releasing aircraft for member charters.

         Please explain to us the nature of your vendor relationships, what specific services are provided under these vendor arrangements, and why these costs continue to represent a significant portion of your post pandemic operating costs. For example, we note that pre-
         operating costs represented approximately 6% of total operating expenses for the six months ended June 30, 2023.
 Morgan Callagy
Revelstone Capital Acquisition Corp.
October 17, 2023
Page 4

      On page 175 you state,    Pre-operating costs include all expenses
pertaining to chartered
      aircraft before they have been certified to charter members or are generating revenue through operations. These costs include pre-revenue maintenance, conformity costs to meet regulatory requirements and other costs incurred related to new routes and charter
      services.    It appears the pre-operating costs are necessary for the
aircraft to enter service,
      recognize charter flight revenue from charters that you arrange for your members, and are integral to your expansion plans to enter various new markets. Absent further substantial analysis, it appears the pre-operating costs that are unrelated to the pandemic are vital to your operations and growth strategy, and represent normal, recurring, cash operating expenses necessary to operate your business.
Comparison of Stockholder Rights, page 215

11. We note your response to prior comment 39. It does not appear that the descriptions of your exclusive forum provision on pages 213 and 222 are consistent with the exclusive forum provision set forth in Article IX of your proposed amended charter. Please revise.
Exhibits

12. We note your response to prior comment 41. Please file your lease agreement for your terminal and office space in Scottsdale, Arizona, or tell us why such agreement is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. In addition, please file each agreement required to be filed under Item 601(b)(10)(ii)(A) with respect to contracts to which directors, officers or security holders named in the registration statement are parties.
       Please contact Robert Babula at 202-551-3339 or Jenifer Gallagher at 202-551-3706 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameMorgan Callagy
                                                             Division of
Corporation Finance
Comapany NameRevelstone Capital Acquisition Corp.
                                                             Office of Energy &
Transportation
October 17, 2023 Page 4
cc:       Alex Weniger-Araujo
FirstName LastName